Exhibit 99.1

YAMANA GOLD ANNOUNCES THIRD QUARTER 2015 RESULTS
--Gold production increased quarter-over-quarter as focus on operational execution continues to support further production growth--

TORONTO, ONTARIO, October 29, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operating results for the third quarter 2015, with some highlights provided as follows.

•
Total gold production of 325,897 ounces representing a 9% increase in gold production from continuing operations compared to the second quarter of 2015, including 281,915 ounces of gold from core assets(1).

o	Total gold production of 929,128 ounces in the first nine months of 2015.

•	Notable increases in gold production at our core assets compared to the second quarter of 2015 include:
o	32% at Jacobina, 17% at Gualcamayo, 12% at Canadian Malartic, 10% at Minera Florida 6% at Chapada and 4% at Mercedes.

•	Cash costs(2) of $594 per ounce of gold including the following notable decreases compared to the second quarter of 2015:
o	27% at Jacobina, 15% at Mercedes and 11% at Canadian Malartic.

•	All-in sustaining costs (“AISC”)(2,3) of $841 per ounce of gold; and
o	$748 per ounce of gold at core assets.

•	Production of 2.2 million ounces of silver at AISC(2,3) of $11.32 per ounce.
o	Silver production of 7.1 million ounces in the first nine months of 2015.

•	34.0 million pounds of copper production at cash costs(2) of $1.41 per pound.
o	Copper production of 94.4 million pounds in the first nine months of 2015.

•	Adjusted cash flows from continuing operations before changes in non-cash working capital(2,4) of $133.9 million or $0.14 per share.

•	Cash flows from continuing operations after changes in non-cash working capital(4) of $77.6million or $0.08 per share.

•	General and administrative expense of $28.5 million, representing an 11% decrease compared to the second quarter of 2015.

•	Adjusted loss from continuing operations(2) of $20.2 million or $0.02 per share; and
o	Net loss from continuing operations of $115.0 million or $0.12 per basic share.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Core assets includes Chapada, El Peñón, Canadian Malartic, Gualcamayo, Mercedes, Minera Florida and Jacobina.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q32015.
3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
4.	Cash flows from operating activities.

Given the advancement of the Brio Gold Inc. (“Brio Gold”) monetization plan, the table below has been provided to give a preview of the Company's cost profile for its core mines, Brio Gold and continuing operations, all other inputs remaining equal.  Additionally, the table shows that in the absence of the foreign exchange hedges, that will be extinguished by year end, the Company's cash costs, AISC and cash costs on a co-product basis would have come in at lower levels.

Core Mines(1)	Cash cost per ounce	AISC per ounce	Gold co-product cash cost per ounce
Costs including hedge impact	$570	$748	$652
Impact of hedge(4)	$(40)	$(40)	$(18)
Costs excluding hedge impact	$530	$708	$634

Brio Gold(2)
Costs including hedge impact	$658	$866	$658
Impact of hedge (4)	-	-	-
Costs excluding hedge impact	$658	$866	$658

Continuing operations(3)
Costs including hedge impact	$594	$841	$653
Impact of hedge(4)	$(35)	$(35)	$(16)
Costs excluding hedge impact	$559	$806	$637
1.	Based on gold production of 281,915 ounces from the Company's core mines.
2.	Based on gold production of 38,430 ounces from Brio Gold. Brio Gold costs exclude impact of copper by-product credits, as those are attributable to Chapada, which is part of the Company's core mines.
3.	Based on gold production of 325,897 ounces from the Company's continuing operations.
4.	Based on realized foreign exchange hedges settled during the third quarter of 2015.

KEY STATISTICS

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014	2015	2014
Revenue	448.9	494.4	1,361.9	1,292.2
Cost of sales excluding depletion, depreciation and amortization	(266.0)	(275.0)	(818.2)	(727.2)
Depletion, depreciation and amortization	(133.2)	(135.2)	(395.4)	(366.9)
General and administrative expenses	(28.5)	(24.9)	(89.9)	(93.0)
Exploration and evaluation expenses	(6.6)	(5.2)	(16.1)	(14.1)
Equity (losses)/earnings from associate (Alumbrera)	(6.3)	(12.1)	(17.2)	(10.7)
Mine Operating earnings	49.7	84.2	148.3	198.1
Net (loss)/earnings from continuing operations	(115.0)	(879.6)	(257.2)	(895.4)
Net (loss)/earnings from continuing operations per share	(0.12)	(1.00)	(0.28)	(1.12)
Adjusted (loss)/earnings from continuing operations	(20.2)	(1.3)	(65.9)	58.4
Adjusted (loss)/earnings from continuing operations per share	(0.02)	0.00	(0.07)	0.07
Cash flow generated from continuing operations after changes in non-cash working capital	77.6	156.6	203.1	330.2
Per share	0.08	0.20	0.22	0.41
Adjusted cash flow from operations before changes in non-cash working capital	133.9	180.7	379.3	463.4
Per share	0.14	0.23	0.41	0.58
Average realized gold price per ounce	1,122	1,276	1,176	1,286
Average realized silver price per ounce	14.88	19.27	15.99	19.79
Average realized copper price per pound	2.85	3.14	2.88	3.16

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
	2015	2014	2015	2014
Gold produced	325,897	332,344	929,590	845,079
Gold sold	317,859	281,681	906,208	721,928
Silver produced (millions of ounces)	2.20	2.95	7.05	7.49
Silver sold (millions of ounces)	2.25	2.69	7.02	7.11
Copper produced - Chapada (millions of pounds)	34.0	38.0	94.4	98.5
Copper sold - Chapada (millions of pounds)	29.1	35.7	87.4	89.7

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold	2015	2014	2015	2014
Cash costs per ounce	$594	$528	$616	$518
Co-product cash costs per ounce	$653	$695	$683	$676
All-in sustaining costs per ounce	$841	$867	$876	$875
All-in sustaining costs per ounce, co-product basis	$856	$971	$899	$981
Silver	2015	2014	2015	2014
Cash costs per ounce	$7.37	$4.80	$7.01	$5.93
Co-product cash costs per ounce	$8.46	$6.84	$8.14	$7.64
All-in sustaining costs per ounce	$11.32	$8.80	$10.81	$10.86
All-in sustaining costs per ounce, co-product basis	$11.67	$9.99	$11.32	$11.87
Cash costs per pound of copper - Chapada	$1.41	$1.59	$1.52	$1.71

PRODUCTION BREAKDOWN

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold Ounces	2015	2014	2015	2014
Chapada	32,029	28,847	84,561	78,177
El Peñón	51,983	70,111	167,914	205,506
Canadian Malartic	76,603	64,761	212,937	76,639
Gualcamayo	44,076	43,060	127,811	134,404
Mercedes	20,155	28,459	63,731	74,847
Minera Florida	28,989	22,402	83,400	72,123
Jacobina	28,080	21,112	67,988	54,741
Alumbrera	5,552	7,520	15,969	25,946
Brio Gold	38,430	40,327	104,819	106,193
Continuing Operations	325,897	326,599	929,130	828,576
Ernesto Pau-a-Pique	0	5,745	460	16,503
TOTAL	325,897	332,344	929,590	845,079

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Silver Ounces	2015	2014	2015	2014
Chapada	69,067	83,769	203,987	223,645
El Peñón	1,914,356	2,349,577	6,108,532	6,188,184
Mercedes	88,456	103,642	280,827	290,741
Minera Florida	124,865	409,676	458,354	790,915
TOTAL	2,196,744	2,946,664	7,051,700	7,493,485

Financial results for the three months ended September 30, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended September 30, 2015 was $115.0 million or $0.12 per share basic, compared to a net loss from continuing operations attributable to Yamana equity holders of $879.6 million or $1.00 per share basic and diluted for the three months ended September 30, 2014.  Net loss was impacted by a higher income tax expense and an equity loss from Alumbrera (12.5% interest).  The income tax expense for the quarter reflects the impact of the non-cash tax relating to unrealized foreign exchange gains of $132.7 million as during the period, the Brazilian Real, Argentinean Peso and Mexican Peso devalued significantly against the US Dollar.

The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

Adjusted loss from continuing operations was $20.2 million or $0.02 per share basic for the three months ended September 30, 2015, compared to adjusted loss of $1.3 million or $nil per share for the same period of 2014.  Mine operating earnings for the three months ended September 30, 2015 were $49.7 million, compared to $84.2 million for the same period of 2014.  Adjusted loss and mine operating earnings for the period were primarily impacted by lower realized metal prices than the same quarter of 2014 by approximately 12% for gold, 23% for silver and 9% for copper, partially offset by higher sales volume for gold. Revenue for the three months ended September 30, 2015 was lower by $45.5 million compared to the same period last year largely due to lower metal prices.

Cash flows from operating activities from continuing operations for the three months ended September 30, 2015, after and before changes in non-cash working capital, were $77.6 million and $127.6 million, respectively.  The Company generated $0.30 of adjusted operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period, notwithstanding lower metal prices in 2015.  This compares to $0.34 for the same period of 2014 which was lower predominantly related to the lower metal prices during the period.

Revenue for the three months ended September 30, 2015 was $448.9 million, lower compared to $494.4 million for the same period of 2014 as increase in gold and copper sales volumes were more than offset by a decline in metal prices.  Revenue for the third quarter of 2015 was generated from the sale of 317,859 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 281,681 ounces of gold, 2.7 million ounces of silver and 35.7 million pounds of copper for the three months ended September 30, 2014.

The average realized price of gold for the quarter was $1,122 per ounce, compared to $1,276 per ounce for the same quarter in 2014, or 12% lower and the average realized silver price was $14.88 per ounce, compared to $19.27 per ounce for the same quarter in 2014, or 23% lower.  The average realized price of copper was $2.85 per pound, compared to the $3.14 per pound for the same quarter in 2014, or 9% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended September 30, 2015 was $266.0 million, compared to $275.0 million for the same period in 2014.  Cost of sales excluding depletion, depreciation and amortization for the third quarter was lower than that of the same period in 2014, despite higher sales volume for gold, reflecting cost reduction initiatives implemented by Company and the impact of the depreciation of foreign currency rates from the strengthening of the US Dollar against the Brazilian Real, the Argentinean Peso, the Mexican Peso and the Canadian Dollar.

Depletion, depreciation and amortization ("DDA") expense for the three months ended September 30, 2015 was $133.2 million, in line with the $135.2 million for the same period of 2014.

General and Administrative (“G&A”), exploration and evaluation, other and net finance income were $41.1 million for the three months ended September 30, 2015, compared to $65.6 million for the same period in 2014, representing a decrease of 37%, a breakdown of which is as follows:

•
G&A expenses were $28.5 million, compared to $24.9 million for the same period in 2014. Higher G&A than in the comparative period of 2014 resulted mainly from adjustments on stock based compensation and other recoveries for which there is no current period comparative.  The Company has continued to implement cost saving initiatives resulting in a decrease of 11% in G&A from that of the second quarter of 2015.

•	Exploration and evaluation expenses were $6.6 million, compared to $5.2 million for the same period of 2014 mainly from additional exploration and evaluation on new properties acquired.
•
Other expenses were $7.4 million, compared to $39.3 million for the same period of 2014 or 81% lower.  Other expenses in the comparative period included provisions, demobilization and reorganization costs relating to C1 Santa Luz with no current period comparative.

•
Net finance income was $1.4 million, compared to net finance income of $3.8 million for the same period of 2014, predominantly from higher foreign exchange gains partly offset by a loss on derivatives compared to a gain in the same period of 2014.  Additionally, included in net finance income are proceeds of $12.4 million following the closeout of forward copper derivative contracts during the period. The realized contracts associated with the copper price protection program for the period and the closeout of the fourth quarter contracts during the period, generated total cash proceeds of $24.8 million.  Of the total proceeds, $12.4 million was related to third quarter production and was included in revenue and the remainder in net finance income.

Equity loss from Alumbrera was $6.3 million for the three months ended September 30, 2015, compared to equity loss of $12.1 million for the three months ended September 30, 2014.  The equity loss was a result of lower metal prices and planned reduced production from Alumbrera as the mine is near the end of its life.  No cash dividends were received during the three months ended September 30, 2015 from the Company’s equity investment in Alumbrera compared to $12.4 million of the same period of 2014.

Operating Results for the three months ended September 30, 2015

Gold production for the third quarter was in line with the comparative period in 2014 and lower for silver.  Production at most mines was generally in line with or above targets, except for El Peñón and Mercedes.  The Company continues to expect to be in line with overall annual gold production guidance.  For the third quarter, El Peñón's production continued to be impacted by lower grades from the more erratic areas in the periphery of higher grade ore bodies encountered during the second quarter, while at Mercedes, operational improvements including measures to improve dilution control began to take effect towards the end of the quarter as evidenced by higher production at lower cash costs relative to the second quarter of 2015. Production at these mines will continue to improve for the remainder of the year.

GOLD

Third quarter gold production from continuing operations of 325,897 ounces was in line with the 326,599 ounces of gold in the third quarter of 2014.  Production from core assets for the quarter was 281,915 ounces of gold and compares to 278,750 ounces of gold in the third quarter of 2014, representing a 1% increase.  The most notable production increases from the third quarter of 2014 was a 33% increase at Jacobina, a 29% increase at Minera Florida, an 11% increase at Chapada and an 18% increase at Canadian Malartic.  Production increases from the second quarter of 2015 included a 32% increase at Jacobina, a 17% increase at Gualcamayo, a 12% increase at Canadian Malartic (which also achieved at fifth consecutive quarterly record), a 10% increase at Minera Florida, a 6% increase at Chapada and a 9% increase at Brio Gold.  The Company is well positioned for higher production for the remainder of 2015 with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

Cash costs for the third quarter were $594 per ounce of gold, compared to $528 per ounce of gold in the same quarter of 2014.  Cash costs were impacted by a 9% decline in the realized price of copper and lower sales volume resulting in lower by-product credits for the quarter.  On a co-product basis, cash costs for the third quarter were $653 per ounce of gold or 6% lower, compared to the $695 per ounce of gold in the third quarter of 2014.  Relative to the second quarter of 2015, cash costs on a co-product basis were 7% lower reflecting the impact of higher production.  Late in the quarter, further improvements in co-product cash costs occurred due to further weakening of the currencies in the countries in which the Company operates.  The Company expects this trend to continue into the fourth quarter.

All-in sustaining costs ("AISC") were $841 per ounce of gold, compared to $867 per ounce of gold for the third quarter of 2014 and $896 per ounce of gold for the second quarter of 2015.  On a co-product basis, AISC were $856 per ounce of gold for the third quarter compared to $971 per ounce of gold for the third quarter of 2014 and $949 per ounce of gold for the second quarter of 2015.  AISC from core assets were $790 per ounce of gold on a co-product basis or 15% and 10% lower than the third quarter of 2014 and the second quarter of 2015, respectively.

Lower cash costs overall reflect the implementation of several mine specific cost reduction initiatives implemented during the period and the depreciation of foreign currencies against the US Dollar, partly offset by planned lower grades at some mines.

SILVER

Third quarter silver production was 2.2 million ounces compared to the 2.9 million ounces of silver in the third quarter of 2014 as mine plan in certain locations called for mining from areas with lower silver grades and was also impacted by lower grades from the more erratic areas in the periphery of higher grade ore bodies at  El Peñón.  Cash costs for the third quarter of 2015 were $7.37 per ounce of silver, impacted by lower production and lower by-product copper credits when compared to $4.80 per ounce of silver in the third quarter of 2014.  Cash costs on a co-product basis for the third quarter were $8.46 per ounce of silver, compared to $6.84 per ounce of silver in the third quarter of 2014.

COPPER

Total copper production for the three months ended September 30, 2015 was 38.0 million pounds, compared to 43.5 million pounds for the same period of 2014.  Copper production for the three months ended September 30, 2015 was 34.0 million pounds from the Chapada mine, compared to 38.0 million pounds for the same period of 2014.  Lower copper production compared to the third quarter of 2014 was due to planned lower copper feed grades and lower throughput. Cash costs per pound of copper on a co-product basis were $1.41 per pound from the Chapada mine compared to $1.59 per pound of copper in the third quarter of 2014.

Chapada, Brazil

Chapada continued to deliver on expectations in the third quarter of 2015, following a strong first half.  Gold production continued sequential quarter-over-quarter increases in 2015, exceeding targets and was higher compared to the third quarter of 2014.  Gold and silver production are expected to further increase in the fourth quarter with copper production expected to be in line with the third quarter of 2015.

Higher gold production, compared to the third quarter of 2014 and to the second quarter of 2015, was due to planned higher gold feed grades partially offset by lower recoveries.  Payable ounces of gold also increased due to higher ore grade.  Lower copper production compared to the third quarter of 2014 was due to planned lower copper feed grades and lower throughput.  Silver production was in line with the second quarter of 2015 and lower compared to the third quarter of 2014.

Throughput at Chapada increased compared to the second quarter of 2015 due to more efficient flow of material through the crushers, partly offset by the unplanned maintenance to a feeder.  As a result of increased throughput, Chapada produced approximately 6,200 dry metric tonnes of concentrate inventory in excess of plan.  Due to the fixed schedule of shipments versus the aforementioned increased production, inventory levels increased during the third quarter, which will be sold during the fourth quarter.  The approximate market value at the end of the period, related to the increased inventory that was not sold, was $9.3 million.   Efforts to further improve operational performance continue at the site, with targets to increase recoveries and throughput in addition to the implementation of cost improvement initiatives.

Cash costs were impacted by a 9% decline in the realized price of copper and lower sales volume, resulting in a lower by-product credit for the third quarter of 2015 compared to the third quarter of 2014.  Lower co-product cash costs for gold compared to the third quarter of 2014 were due to increased production and the depreciation of the Brazilian Real.  Co-product cash costs for copper were lower compared to the third quarter of 2014 due to the depreciation of the Brazilian Real.

In the absence of the foreign exchange hedges, the third quarter co-product cash costs would have improved by $51 per gold ounce and by $0.20 per copper pound, or $19 per gold ounce and $0.07 per copper pound in the comparative period.  Cash costs and AISC, net of by-product credits, for the third quarter would have improved by $240 per gold ounce and $110 per gold ounce for the comparative period. The average exchange rate for the quarter and the first nine months of 2015 was 3.54 and 3.17 Reais per US Dollar, respectively.  This compares to an after-hedge realized rate of 3.00 and 2.82 Reais per US Dollar for Chapada, which had a unfavourable impact on cash costs.  Should the exchange rate remain at the 3.95 Reais per US Dollar level observed at the end of the quarter, the Company will continue to benefit from a lower costing structure, partially offset by the remaining hedges in place.  Starting in 2016, the Company will begin to fully benefit from the expected weaker foreign currency resulting in a lower cash cost for both gold and copper.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of Chapada's forecast copper concentrate sales. Settlements for the period are reflected on the effective realized copper price of $2.85 and $2.88 per pound as compared to average market copper prices of $2.39 and $2.59 per pound, for the three and nine months ended September 30, 2015, respectively.  During the third quarter the Company bought back 18 million pounds of fourth quarter copper contracts that were previously entered into with a contract price of $3.00 per pound.  Upon the closeout of these contracts the Company received proceeds of $12.4 million.

In the third quarter of 2015, Chapada produced 32,029 ounces of gold and 69,067 ounces of silver compared to 28,847 ounces of gold and 83,769 ounces of silver for the same quarter of 2014.  Co-product cash costs were $307 per ounce of gold and $3.20 per ounce of silver in the third quarter, compared to $416 per ounce of gold and $4.58 per ounce of silver in the same quarter of 2014.

Copper production was 34.0 million pounds in the third quarter of 2015, compared to production of 38.0 million pounds of copper for the same quarter of 2014.  Co-product cash costs for copper were $1.41 per pound in the third quarter compared to $1.59 per pound for the same quarter of 2014.

Chapada produced 84,561 ounces of gold and 203,987 ounces of silver in the first nine months of 2015, compared to 78,177 ounces of gold and 223,645 ounces of silver in the same period of 2014.  Co-product cash costs were $352 per ounce of gold and $3.23 per ounce of silver in the first nine months of 2015, compared to $434 per ounce of gold and $4.81 per ounce of silver in the same period of 2014.

Copper production was 94.4 million pounds in the first nine months of 2015, compared to production of 98.5 million pounds of copper for the same period of 2014.  Co-product cash costs for copper were $1.52 per pound in the first nine months of 2015, compared to $1.71 per pound for the same period of 2014.

El Peñón, Chile

Mining at El Peñón in the third quarter of 2015 continued to transition from the periphery areas of Bonanza, where grades have been more erratic, into other vein structures, the result of which was anticipated lower production in the third quarter.  Production is expected to increase in the fourth quarter and to be consistent with, or above, the levels established in the first quarter of the year.  Fourth quarter production levels are expected to become the normalized average quarterly production for 2016.  The fourth quarter increase is expected from planned production contribution from higher grade areas in both the north and south mines.  Operations were not impacted by the earthquake that occurred in central Chile during the third quarter.  Gold and silver feed grades increased in the third quarter compared to the second quarter of 2015, and are anticipated to increase further in the fourth quarter.  The Company continues to expect better overall production and costs for the second half of 2015.

At El Peñón, gold and silver production were lower compared to the third quarter of 2014, mostly as a result of lower gold and silver grades partially offset by higher recoveries.  Higher costs during the quarter compared to the third quarter of 2014 were due to the relative increase in ore development due to mining of fringe areas at a lower grade compared to the third quarter of 2014.  Costs are expected to be lower in the second half of the year mostly due to operational improvements initiated in the first half of the year.  This is evidenced by an improving month-over-month cost trend resulting in cash costs of $624 per ounce of gold for the month of September, the lowest in the third quarter.

In the third quarter of 2015, El Peñón produced 51,983 ounces of gold and 1.9 million ounces of silver, compared to 70,111 ounces of gold and 2.3 million ounces of silver for the same quarter of 2014.  Cash costs were $676 per ounce of gold and $8.39 per ounce of silver in the third quarter of 2015, compared to $567 per ounce of gold and $7.30 per ounce of silver in the same quarter of 2014.

El Peñón produced 167,914 ounces of gold and 6.1 million ounces of silver in the first nine months of 2015, compared to 205,506 ounces of gold and 6.2 million ounces of silver in the same period of 2014.  Cash costs were $648 per ounce of gold and $8.13 per ounce of silver in the first nine months of 2015, compared to $548 per ounce of gold and $7.86 per ounce of silver in the same period of 2014.

Canadian Malartic (50% interest), Canada

Canadian Malartic continues to operate at levels that are in line with, or above target, and production in the third quarter of 2015 achieved a fifth consecutive quarterly record of 76,603 ounces of gold on a 50%-basis.

Third quarter production exceeded the second quarter of 2015 and the third quarter of 2014 by 12% and 18%, and was the result of planned higher grades, recoveries and record throughput.  Grade for the reminder of the year and into 2016 is expected to remain at the same levels of 2015.  Throughput in the third quarter reached a new record and was slightly higher than the planned average of 53,000 tonnes per day for the second half of 2015, due to improved crusher operating time.  Cash costs in the third quarter were significantly lower than the second quarter of 2015 and the third quarter of 2014.  Cash costs were positively impacted by increased production at higher grades and lower production costs in all sectors as well as the depreciation of the Canadian Dollar.

The Company and its partner continue to pursue opportunities to optimize the operations and generate further value from this cornerstone asset.  Some of the recent initiatives include improvements to the SAG mill and crusher liners in an attempt to reduce the number of scheduled shutdowns, improvements to the crusher availability, acquiring additional equipment, among others.

In the third quarter of 2015, Canadian Malartic produced 76,603 ounces of gold on a 50%-basis, compared to 68,440 ounces of gold in the second quarter of 2015.  Cash costs were $544 per ounce of gold in the third quarter, compared to $609 per ounce in the second quarter of 2015.

Canadian Malartic produced 212,937 ounces of gold on a 50%-basis at cash costs of $593 per ounce in the first nine months of 2015.

Gualcamayo, Argentina

Production was in line with target at Gualcamayo for the third quarter of 2015, increasing 17% from the second quarter as recoveries and throughput improved.  Production is expected to increase further in the fourth quarter, having a positive impact on cash costs and underpinning annual expectations.

At Gualcamayo, production was slightly higher than the third quarter of 2014 as improved recoveries of inventories in the heap leach pad offset the overall lower gold grades mined and fed, in line with the mining sequence.  Gold grades in the quarter were consistent with the mine plan as the open pit transitioned to a new phase starting with lower grades partially offset by a 45% higher contribution from the underground mine compared to the previous quarter.  Higher cash costs compared to the third quarter of 2014 were the result of lower grades partially offset by the depreciation of the Argentinian Peso.

The expansion of the Adsorption and Desorption plant is now complete and is expected to further increase production beginning in the fourth quarter of 2015.  Further optimizations on production and increasing operating cash flows are expected in the fourth quarter.  While most of the initiatives implemented in the last months have been related to reductions in expenditures including halting non-critical underground mine development, prioritizing capital investment and headcount reductions having a favourable impact to AISC, resources are now focused on increasing production over plan and sustaining 2014 annual production levels.

During the third quarter, the Company completed the initial technical and financial analysis of the Deep Carbonates project.  The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits.  The results of this analysis support a viable project with recoverable gold currently estimated at more than 1.1 million ounces.  As part of the ongoing work, the Company is considering a number of mining method alternatives to improve the capital spend profile and to de-risk the project.  The mineralization is open in almost every direction, and continued exploration is expected to further improve project economics.  The results to date and the ongoing work are expected to support a decision in 2016 to advance the project to the pre-feasibility stage.

In the third quarter of 2015, Gualcamayo produced 44,076 ounces of gold, compared to 43,060 ounces of gold in the same quarter of 2014.  Cash costs were $892 per ounce of gold in the third quarter of 2015, compared to $867 per ounce of gold in the third quarter of 2014.

Gualcamayo produced 127,811 ounces of gold in the first nine months of 2015, compared to 134,404 ounces of gold in the same period of 2014.  Cash costs were $820 per ounce of gold in the first nine months of 2015, compared to $765 per ounce of gold in the same period of 2014.

Mercedes, Mexico

At Mercedes, the Company continued to advance measures to improve dilution control and the mine's cost structure in the third quarter.  Increased gold and silver production at lower costs for the third quarter of 2015 compared to the second quarter resulted from higher feed grades and recoveries as well as the implementation of cost reduction initiatives.  In addition, gold and silver cash costs in the third quarter benefited from local currency depreciation as hedges dominated in Mexican Pesos expired in the second quarter of 2015.  The Company expects gold and silver production to further increase in the fourth quarter as efforts to improve dilution control continue.

At Mercedes, the Company is undergoing initiatives to transition some mining areas from bulk mining to a more selective mining method, in addition to optimizing drilling accuracy and improving drilling and blasting practices. Additionally, higher production at lower costs continues to demonstrate advancement of the Company's plan for improvement at the operation and the focus on producing ounces at lower costs. This is evidenced by an improving cost trend resulting in cash costs of $768 per ounce of gold for the month of September, the lowest in 2015.  Mining productivity from higher grade veins such as Lagunas and Barrancas is increasing as per the mining plan and is continuing to deliver according to the model.  Higher production, in addition to several cost reduction initiatives initiated during the year, are expected to have a positive impact on cash costs in the near-term.

In the third quarter of 2015, Mercedes produced 20,155 ounces of gold and 88,456 ounces of silver, compared to 28,459 ounces of gold and 103,642 ounces of silver in the same quarter of 2014.  Third quarter gold and silver production exceeded the second quarter by 4% and 12%, respectively.  Cash costs were $865 per ounce of gold and $8.00 per ounce of silver in the third quarter of 2015, compared to $671 per ounce of gold and $11.02 per ounce of silver in the same quarter of 2014.  Third quarter cash costs for gold and silver production were 15% and 21% lower than the second quarter, respectively.

Mercedes produced 63,731 ounces of gold and 280,827 ounces of silver in the first nine months of 2015, compared to 74,847 ounces of gold and 290,741 ounces of silver in the same period of 2014.  Cash costs were $899 per ounce of gold and $8.28 per ounce of silver in the first nine months of 2015, compared to $703 per ounce of gold and $10.82 per ounce of silver in the same period of 2014.

Minera Florida, Chile

Minera Florida continued to deliver on expectations with a strong third quarter, following a strong first half of 2015, as production continues to track above target.  Operations were not impacted by the earthquake that occurred in central Chile during the third quarter.  For the fourth quarter, production for gold is expected to be in line with the quarterly average in 2015 and higher for silver.

At Minera Florida, 29% higher gold production at lower cash costs compared to third quarter of 2014 was the result of increased gold grades and throughput.  Increase in gold grade also contributed to the 10% increase in gold production, compared to the second quarter of 2015.  Silver production was lower compared to the third quarter of 2014 with lower planned silver grades as mining continued in lower silver grade areas.  Silver cash costs were impacted by lower silver grades and recoveries partially offset by higher throughput.

In the third quarter of 2015, Minera Florida produced 28,989 ounces of gold and 124,865 ounces of silver, compared to 22,402 ounces of gold and 409,676 ounces of silver in the same quarter of 2014.  Cash costs were $710 per ounce of gold and $12.86 per ounce of silver in the third quarter of 2015, compared to $745 per ounce of gold and $3.56 per ounce of silver in the same quarter of 2014.

Minera Florida produced 83,400 ounces of gold and 458,354 ounces of silver in the first nine months of 2015, compared to 72,123 ounces of gold and 790,915 ounces of silver in the same period of 2014.  Cash costs were $727 per ounce of gold and $10.33 per ounce of silver in the first nine months of 2015, compared to $695 per ounce of gold and $5.54 per ounce of silver in the same period of 2014.

Jacobina, Brazil

Operational performance at Jacobina was consistent with plan during the third quarter of 2015, with significant improvements in production and cash costs compared to the first half of 2015.  Higher production and lower cash costs in the quarter were the result of higher grades, which were consistent with expectations and averaged 2.59 grams per tonne, an increase of 40% compared to the first half of 2015.  Development into higher grade areas continues to advance.  Production and grade levels observed in the third quarter are expected to continue in the fourth quarter and onwards.

At Jacobina, increased production at lower costs in the third quarter of 2015 compared to the third quarter of 2014 continues to demonstrate advancement of the Company's plan for improvement at the operation and the focus on producing more ounces at lower costs.  Production in the third quarter increased compared to the third quarter of 2014 and the second quarter of 2015 by 33% and 32%, respectively, resulting from higher feed grade partially offset by lower throughput.  Cash costs in the quarter were lower compared to the third quarter of 2014 and the second quarter of 2015 by 27% for each period.

In the absence of the foreign exchange hedges, the third quarter AISC and cash costs would have improved by $124 per gold ounce, or by $49 per gold ounce in the comparative period.  The expiry of the hedges in the fourth quarter will result in a lower cash cost for gold and will coincide with an improving production profile and cost structure.  The average exchange rate for the quarter and the first nine months of 2015 was 3.54 and 3.17 Reais per US Dollar, respectively.  This compares to an after-hedge realized rate of 2.94 and 2.78 Reais per US Dollar for Jacobina, which had an unfavourable impact on cash costs.  Should the exchange rate remain at the 3.95 Reais per US Dollar level observed at the end of the quarter, the Company will continue to benefit from a lower costing structure, partially offset by the remaining hedges in place.  Starting in 2016, the Company will begin to fully benefit from the expected weaker foreign currency.

In the third quarter of 2015, Jacobina produced 28,080 ounces of gold, compared to 21,112 ounces of gold in the same quarter of 2014.  Cash costs were $712 per ounce of gold in the third quarter of 2015, compared to $981 per ounce of gold in the third quarter of 2014.

Jacobina produced 67,988 ounces of gold in the first nine months of 2015, compared to 54,741 ounces of gold in the same period of 2014.  Cash costs were $864 per ounce of gold in the first nine months of 2015, compared to $1,123 per ounce of gold in the same period of 2014.

Brio Gold

In the third quarter of 2015, Brio Gold produced a total of 38,430 ounces of gold, compared to 40,327 ounces of gold in the same quarter of 2014, which included areas of production from the C1 Santa Luz mine which is now under care and maintenance.  Cash costs were $658 per ounce of gold in the third quarter of 2015, compared to $844 per ounce of gold in the third quarter of 2014.

Brio Gold produced 104,819 ounces of gold in the first nine months of 2015, compared to 106,193 ounces of gold in the same period of 2014.  Cash costs were $746 per ounce of gold in the first nine months of 2015, compared to $907 per ounce of gold in the same period of 2014.

PILAR, BRAZIL

At Pilar, production continued to average approximately 7,000 ounces per month in the third quarter with total production slightly higher compared to the second quarter of 2015.  Higher production was the result of increased feed grade as well as the contribution of production from Maria Lazarus, partially offset by lower throughput.  Maria Lazarus commenced production in August of 2015 and is expected to contribute, at full production, approximately 25,000 ounces of gold per year.  Cash costs continued to improve quarter-over-quarter and were approximately 14% lower than the second quarter of 2015.

In the third quarter of 2015, Pilar produced a total of 21,468 ounces of gold, compared to 16,486 ounces of gold in the same quarter of 2014.  Cash costs were $648 per ounce of gold in the third quarter of 2015.

Pilar produced 61,858 ounces of gold in the first nine months of 2015, compared to 41,333 ounces of gold in the same period of 2014.  Cash costs were $742 per ounce of gold in the first nine months of 2015.

FAZENDA BRASILEIRO, BRAZIL

At Fazenda Brasileiro, production and costs continued to improve quarter-over-quarter with production increasing approximately 21% and costs decreasing approximately 16% compared to the second quarter of 2015.  Improved production and costs in the quarter were the result of higher throughput, grade and recoveries from the previous quarter of 2015.

In the third quarter of 2015, Fazenda Brasileiro produced a total of 16,963 ounces of gold, compared to 16,605 ounces of gold in the same quarter of 2014.  Cash costs were $670 per ounce of gold in the third quarter, compared to $844 per ounce of gold in the third quarter of 2014.

Fazenda Brasileiro produced 42,961 ounces of gold in the first nine months of 2015, compared to 44,475 ounces of gold in the same period of 2014.  Cash costs were $751 per ounce of gold in the first nine months of 2015, compared to $912 per ounce of gold in the same period of 2014.

C1 SANTA LUZ, BRAZIL

In the third quarter, the modified process flowsheet was identified and a five month detailed metallurgical testwork program was completed.  The results of the work were incorporated into a Preliminary Economic Assessment (“PEA”), which included an updated mine design and production schedule based on a new resource in connection with current operating cost estimates and recovery parameters.  The modified process flowsheet allows for the processing of the carbonaceous minerals at C1 Santa Luz and the overall weighted average recoveries is expected to be approximately 83.7%.

Further detailed metallurgical testwork, in order to optimize the modified process flowsheet, as well as a drilling program primarily focused on upgrading the current resource to reserves, is currently underway and is expected to continue through to the end of 2015. The results of this work will be included in a pre-feasibility study expected to be completed in the second quarter of 2016. Detailed engineering and construction is planned to be completed by mid-2016 with commissioning to commence in the third quarter of 2016.

This work is being directed by Brio Gold’s management in consultation with the Company's technical services group.

Total capital spending at C1 Santa Luz is currently expected to be approximately $47.9 million for the remainder of 2015 and full year of 2016.  This includes capital cost for the plant modifications of approximately $32.6 million.

Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually, which would bring the total Brio production to 240,000 ounces of gold per annum.

Alumbrera (12.5% interest), Argentina

In the third quarter of 2015, Alumbrera produced 5,552 ounces of gold, compared to 7,520 ounces of gold in the same quarter of 2014.  Cash costs were $617 per ounce of gold in the third quarter on a co-product basis, compared to $412 per ounce of gold in the third quarter of 2014.

Alumbrera produced 15,969 ounces of gold in the nine months of 2015, compared to 25,946 ounces of gold in the same period of 2014.  Cash costs were $613 per ounce of gold in the first nine months of 2015 on a co-product basis, compared to $366 per ounce of gold in the same period of 2014.

CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.  The 2015 exploration program focuses on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources. In the third quarter of 2015, the Company spent approximately $27 million on exploration.

The following summary highlights the areas of focus for the 2015 exploration program and provides key updates from the third quarter of 2015.

Monument Bay, Canada

In June 2015, as part of the Mega Precious Metals Inc. acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totaling 338,000 square kilometres.  The Twin Lakes deposit contains the majority of the gold and tungsten mineralization found on the property to date.  The deposit occurs within the Archean North Caribou Terrane along and adjacent to the Stull-Wunnumin structural break.  The large mineral resource base provides opportunities for future mineral resource growth through the potential expansion of the existing measured and indicated mineral resource base of 2.2 million ounces of gold in 46.9 million tonnes at an average grade of 1.43 grams per tonne.

Core drilling was re-initiated in September, with a total of approximately 1,000 metres of core (NQ) completed in five holes.  The new holes were all focused on expanding or infilling zones of near surface high grade mineralization. Each hole encountered strong evidence of gold/tungsten mineralization with all assays pending.  Additionally, approximately 2,100 metres of core were re-evaluated in the old core assay program and over 1,000 samples were collected for assay.

Chapada, Brazil

The 2015 exploration program at Chapada is focused on further testing of the Sucupira and Santa Cruz targets that were discovered in 2014, and on mineral resource infill drilling of select areas at Corpo Sul.  The Company expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

During the third quarter, Sucupira was defined as a 1.8 kilometre extension of the Cava Norte ore body and remains open to the southwest and to depth.   The Sucupira mineral body is comprised of a high grade gold and copper cigar-shaped core surrounded by a broad, low grade halo. Exploration and limited infill drilling at Sucupira advanced in the third quarter with the focus on the delineation of new mineral resources along strike, testing the mineral body to the northeast and beginning a closer spaced drill pattern that will help to define mineral resources.

The infill drilling program at Cava Norte continued in the third quarter and completed 21 holes with the aim of upgrading mineral resources.

El Peñón, Chile

The 2015 exploration program at El Peñón is focused on exploring near mine targets, including the recently discovered Ventura vein, and on infill and limited definition drilling at the El Peñón, Fortuna and Pampa Augusta Victoria mine complexes.  The Company expects to complete 30,000 metres of local and 36,000 metres of district exploration drilling, along with 117,000 metres of combined underground and surface infill drilling over the course of 2015. The drill program metres have increased due to extra funds made available during the quarter.

During the third quarter, infill drilling at the Ventura vein advanced with results continuing to support the economic potential of the target and the objective of upgrading the mineral resource.  The El Peñón district exploration program continued in the quarter with drilling completed at the Laguna and Chiquilla Chica targets and results now being evaluated for economic potential.

Gualcamayo, Argentina

The 2015 exploration program at Gualcamayo is focused on discovering and extending near surface oxide mineral zones to both the east and west of current QDD Lower West ("QDDLW") underground operation limits, and on infill and expansion of the carbonate deposits that form the Southwest and parts of the Santiago mineral deposits in the Rodado target area.  The Company expects to complete a total of 17,000 metres of drilling over the course of 2015.

During the third quarter, underground based mineral resource expansion drilling continued with the objective of finding additional oxide ore at the east and west extensions of QDDLW.  Significant oxide intercepts have been reported from QDDLW and samples have been sent to the laboratory for analysis and metallurgical testing.  At the Las Vacas area, the geophysical campaign was completed during the third quarter and drilling of identified anomalies began late in the quarter.

Mercedes, Mexico

The 2015 exploration program at Mercedes is focused on mineral resource infill and extension drilling, completing limited ore definition drilling, and testing near mine and regional targets developed in prior exploration campaigns.  The Company expects to complete approximately 39,000 metres of combined surface and underground drilling, an increase of 16,000 metres more than the program outlined in the second quarter.

During the third quarter, infill drilling advanced at Mercedes and results continue to support the reserve model with the most significant results returned from Casa Blanca.

Minera Florida, Chile

The 2015 exploration program at Minera Florida is focused on infill drilling to replace mineral resources that were previously upgraded to mineral reserves, testing new areas with the aim to discover a new high potential target, and delineation drilling to further improve the reliability of life-of-mine mineral reserves.  The Company expects to complete 10,000 metres of infill drilling, 5,000 metres of exploration drilling and 2,000 metres of delineation drilling over the course of 2015.

During the third quarter, the underground infill program continued with Manda, Lisset, Lorena, Falla Hallazgo, Florencia, Mina Este and Polvorin returning positive results.  The positive assay results at most infill targets continue support the objective of upgrading mineral resources and mineral reserve replacement.

Jacobina, Brazil

The 2015 exploration program at Jacobina is focused on extensive infill drilling with the aim to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation.

During the third quarter, infill drilling continued at the Canavieras North and South, Morro do Vento and João Belo mines, with results continuing to support the higher grades in the mineral resource and mineral reserve models.  Infilling drilling during the quarter returned above average grades and widths at all targets. Development activities to access the Canavieiras ore bodies supported by the infill programs began in the third quarter.

Cerro Moro, Argentina

The 2015 exploration program at Cerro Moro is focused on detailed mapping, outcrop and soil sampling, and targeted core drilling with the aim to discover a new high grade structure within the current property boundaries.  The Company expects to complete 10,500 metres of drilling over the course of 2015.

During the quarter, exploration drilling continued to test the Gabriela Northwest, Michelle and Guillermina targets.  Exploration drilling has intercepted broad intervals of continuous low grade gold and silver, and follow-up drilling is planned to test for the potential of higher grade veins within the structures.  Results from condemnation drilling completed in June at the Escondida Central Dump area returned no anomalous values that could identify potential exploration targets.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties.  The 2015 exploration programs include the following:

•
Pandora - continued drill testing of near surface and underground targets while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometre ("101-W") to facilitate additional subsurface drill testing;

•	Kirkland Lake - focused drill testing of the Upper Canada, AK and other surface targets;
•	Upper Beaver - an internal Preliminary Economic Assessment on the deposit; and
•	Canadian Malartic mine - limited drilling of the South Odyssey mineral body.

At Pandora, underground development on the 101-W exploration drift from the adjacent Lapa mine commenced in February 2015 and approximately 691 metres of development was completed by the end of the third quarter of 2015.  For the full year, approximately 940 metres of development is planned. In mid-June 2015, underground drilling resumed from the 101-W exploration drift and approximately half of the proposed 2015 program (approximately 7,000 metres) was completed by the end of the third quarter.  The focus of the current exploration program is to test for extensions to the Branch zone and C zone on the Pandora property.

During the third quarter, drilling at Kirkland Lake continued to add value as assays returned both high grade and broad low grade results.  A review of an internal Preliminary Economic Assessment for Upper Beaver continued during the quarter and is expected to be completed by the end of the year.  Compilation and limited exploration drilling is ongoing on the district land holdings.

At the end of the third quarter of 2015, 28 holes (24,537 metres) of drilling had been completed on the Odyssey zones.  Drilling and data compilation will continue in the fourth quarter.

Brio Gold

The 2015 exploration program for Brio Gold is focused at Pilar on infill drilling in support of operations, limited mineral resource expansion drilling and delineation drilling at Maria Lazarus, and at Fazenda Brasileiro on replacing the mineral resource base.  Brio Gold expects to complete 40,000 metres of drilling at Pilar and Maria Lazarus over the course of 2015, an increase of 14,500 metres more than the program outlined in the second quarter.  The increase is due to an internal reallocation of funds at the operation and the impact of the depreciation of the Brazilian Real.  At Fazenda Brasileiro, 36,000 metres of exploration drilling and 44,000 metres of infill drilling are expected over the course of 2015.

During the third quarter, infill drilling at Pilar continued to return positive results including narrow intervals at mineable grades and the discovery of ore shoots in an area previously identified as internal waste will be tested further for possible mineral resource classification.  At Maria Lazarus, delineation and exploration drilling continued during the quarter.

During the third quarter, drilling advanced at E388 East, the new discovery at Fazenda Brasileiro that is at relatively shallow depth (350 metres) and near existing primary infrastructure.  Exploration drilling continues to return results at E388 East that are similar in thickness and grade to those seen in the early years of the mine, and support the potential for mineral resource expansion.  Infill drilling during the third quarter at Fazenda Brasileiro intercepted intervals of above average thickness and grades that support the potential to extend the eastern portion of the mineralized zone.

OUTLOOK AND STRATEGY

The Company strives to maximize production with the lowest level of capital and operating costs, with the objective of generating sustainable and increasing cash flow.

In 2015, the Company expects to deliver gold production in line with previous guidance.  Annual copper production is expected to exceed guidance of 120 million pounds, while silver production is expected to come in under guidance of 9.6 million ounces, driven mostly by lower than expected silver grades at the El Peñón mine. Consistent with prior years, the Company expects higher gold production in the second half of the year compared to the first half of the year, which was evidenced by the increase in production at most mines during the third quarter.  Consolidated fourth quarter production levels are also expected to exceed third quarter production levels.  The expected increases will come from increases in production improvements at Mercedes, El Peñón, Gualcamayo and Chapada.

With respect to costs, the table below summarizes company-wide cash costs and AISC for the third quarter, first nine months of the year and projections for the second half of 2015, clearly demonstrating the positive trend in costs over the first nine months of the year.

	Three Months Ending Sep 30th	Nine Months Ending Sep 30th	Second Half Projection
Cash costs for continuing operations per ounce of gold	$594	$616	$570
AISC for continuing operations per ounce of gold	$841	$876	$820

With the advancement of the Brio Gold monetization plan, the table below provides a preview of the Company's profile excluding the non-core operations.  The impact of the consolidated costs for the Company’s seven core mines for the same periods demonstrate an even more favourable trend, summarized as follows.

	Three Months Ending Sep 30th	Nine Months Ending Sep 30th	Second Half Projection
Cash costs for core mines per ounce of gold	$570	$581	$560
AISC for core per ounce of gold	$748	$766	$740

Consistent with expected gold production increases, cash costs are expected to be lower in the second half of the year compared to the first half of the year, with a further decrease expected in the fourth quarter from that of the third quarter.

For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $710 per ounce of gold, and AISC approximately $905 per ounce of gold.  However, on a go forward basis costs are expected to be lower as evidenced by third quarter results showing cash costs and AISC at $658 and $866 per ounce of gold, respectively.

In the absence of the foreign exchange hedges, that will be extinguished by year end, the Company's cash costs on a co-product basis, cash costs and AISC would have improved as follows:

	Three Months Ending Sep 30th	Nine Months Ending Sep 30th
Co-product cash costs per ounce of gold	$16	$13
Co-product cash costs per pound of copper	$0.18	$0.16
Cash cost and AISC per ounce of gold	$35	$28
Cash cost and AISC per ounce of gold for core mines	$40	$32

The expiry of the hedges in the fourth quarter will fuel lower cash costs starting in January of 2016 for gold and will coincide with an improving production profile and cost structure at certain mining operations.  For Brazilian operations, the average exchange rate for the quarter and the first nine months of 2015 was 3.54 and 3.17 Reais per US Dollar, respectively.  This compares to an after-hedge realized rate of 3.13 and 2.90 Reais per US Dollar, which had an unfavourable impact on cash costs.  Should the exchange rate remain at the 3.95 Reais per US Dollar level observed at the end of the quarter, the Company will continue to benefit from a lower costing structure, partially offset by the remaining hedges in place for the fourth quarter.  Starting in 2016, the Company will begin to fully benefit from the expected weaker foreign currency.

For the second half of 2015, projected cash costs and AISC are generally in line with the levels guided for full year cash costs of $545 per ounce of gold and AISC at between $800 and $830 per ounce of gold.  Cash costs and AISC for 2015 are impacted by lower than expected copper by-product credits during the second half of the year.  By-product credits for purposes of cost guidance used a $3.00 per pound assumption.  However, realized copper prices for the quarter were $2.85 per pound, and for the nine months ended, averaged at $2.88 per pound.  Forecasted copper prices are expected to be lower in the fourth quarter.  The lower cash costs and AISC costs associated with the Company's core operation vis-à-vis its consolidated operations, provide insight over the positive impact on cash costs expected subsequent to the pending monetization of Brio Gold.

In terms of other non-production related targets, results in the first nine months of the year support the Company's ability to  meet or report below previous guidance, as follows:

•	Sustaining capital to come in under $265 million (which represents approximately $176 per ounce of gold and $2.75 per ounce of silver);
•	Expansionary capital spending expected to be at the low end of the $90 to $140 million range previously provided;
•	Exploration spending to come in under $98 million;
•	Depreciation, depletion and amortization to come in under $570 million (which represents approximately $395 per ounce of gold and $6 per ounce of silver); and
•
G&A expense which is expected to be approximately $120 million in 2015 with potential for further reductions beginning in 2016, resulting from additional savings related to the streamlining of management, the downsizing and relocation of its Brazilian and other South American offices, and the disposition of Brio Gold.

Overall, the Company expects improved operating results for the remainder of 2015 and production growth into the next several years.  As previously announced, the Company made a construction decision for the Cerro Moro project in early 2015.  Cerro Moro is a high quality project that has the potential to add significantly to the Company’s production growth at a low cost.  The Company remains committed to advancing the project in a prudent manner and decided to de-risk project ramp-up by advancing the underground mining ahead of the original schedule.   Project capital expenditures are expected to be approximately $25 million for 2015 comprised of costs related to detailed engineering and pre-development.  The expenditures for 2016 are expected to be $56 million.  Including these expenditures, the Company expects its expansionary capital to not exceed the levels observed in 2015.  The development timetable has been adjusted to accommodate the aforementioned works and now reflects a capital schedule which maximizes cash preservation in 2016.  Simultaneously, this allows for a more thorough evaluation of the economic factors in Argentina, including the impact of the currency in relation to the outcome of the presidential ballot in the November 2015 election.  Furthermore, this approach allows for further exploration drilling to take place to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.  Production is expected to commence in the first quarter of 2018.

Several other developing projects that are not as advanced as Cerro Moro are advancing through technical and economical evaluation.  One of these projects is Upper Beaver, in relation to which the Company is completing an internal Preliminary Economic Assessment which is expected to be completed by the end of the year.  The Deep Carbonates project at Gualcamayo is also similar.  The Company undertook the initial technical and financial analysis which is complete and supports a viable project with recoverable gold currently estimated at more than 1.1 million ounces.  The Company’s ongoing work is considering a number of mining method alternatives to further improve the capital spend profile and de-risk the project.  The results to date and the ongoing work are expected to support a decision in 2016 to advance the project to the pre-feasibility stage.

Importantly, the Company is first and foremost focused on its core assets, which include its cornerstone operations of Chapada, Canadian Malartic and El Peñón, and opportunities which have the best prospects for exploration successes, optimization and cash flow generation.  The corollary is that the Company is also committed to rationalizing its portfolio which includes monetizing non-core assets. Consistent with this strategy, the Company continues to pursue its planned monetization of Brio Gold and is currently advancing on a number of strategic alternatives.  These alternatives include an initial public offering, reverse takeover, joint venture with private equity firms, a disposition to, or merger with, other companies, and other financing and liquidity options.  The Company has an emphasis on transactions that could be completed on an accelerated timeline and may allow Brio Gold to continue to operate as a private company in the short term.  Additionally, the Company continues to advance its efforts at realizing value from other non-producing assets including Agua Rica.

While the Company is focused on operations and deriving significant and increasing cash flow and earnings before interest, taxes depreciation and amortization ("EBITDA") from its operations, a strategic objective has been to also focus on monetization initiatives, which serve as catalysts to reducing debt and increasing cash balances.  As part of this strategy, the Company has committed to reducing the outstanding balance on its revolving credit facility to zero and holding sufficient funds for some or all of the scheduled debt repayments in 2016 and 2017.  The Company's monetization initiatives are on track to achieve this strategic objective before the end of 2015 with the first of which, the metal purchasing arrangements, having already been completed, resulting in a sizable cash inflow.  With the completion of these catalysts, the Company will be well positioned to focus entirely on operations, having secured a stronger balance sheet, and maximizing cash flow and EBITDA as noted above.

Third Quarter 2015 Conference Call Information:

Conference call information for Friday, October 30, 2015 at 9:00 a.m. ET.

Toll Free (North America):                                      1-800-355-4959
Toronto Local and International:                           416-340-8527
Webcast:                                                                www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                        1-800-408-3053
Toronto Local and International:                             905-694-9451
Replay Passcode:                                                        3274452

The conference call replay will be available from 12:00 p.m. ET on October 30, 2015 until 11:59 p.m. ET on November 12, 2015.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
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Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS.  The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated.  The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure.  Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution.  There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.
Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
Cash costs of copper on a co-product basis - shown on a per pound basis.
Costs attributable to copper production are divided by commercial copper pounds produced.
Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates; (i) reorganization costs; (j) non-recurring provisions; (k) (gains) losses on sale of assets; (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.   Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.
Depletion, depreciation and amortization ("DD&A") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.  The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization  excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.